VR 3-18-04

04015972

AT 3/17/2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8- 38749

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIRLIN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6901 JERICHO TURNPIKE
(No. and Street)

SYOSSET (City) NY (State) 11791 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY J. KIRINCIC (516) 393-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 3 1 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY J. KIRINCIC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIRLIN SECURITIES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Co-CEO

Title

Notary Public

ILENE B. ALLEN
NOTARY PUBLIC, State of New York
#4886165
Qualified in Nassau County
Term Expires March 2, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIRLIN SECURITIES, INC.
(A Wholly-Owned Subsidiary of Kirlin Holding Corp.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

KIRLIN SECURITIES, INC.
(A Wholly-Owned Subsidiary of Kirlin Holding Corp.)

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Kirlin Securities, Inc.

We have audited the accompanying statement of financial condition of Kirlin Securities, Inc. (a wholly-owned subsidiary of Kirlin Holding Corp.) as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kirlin Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
February 13, 2004

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich Grand Cayman Riverhead
www.mkllp.com

KIRLIN SECURITIES, INC.
(A Wholly-Owned Subsidiary of Kirlin Holding Corp.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash		$ 2,862,050
Due from Clearing Brokers		3,175,650
Securities Owned:		
U.S. government and agency obligations, at market value	$ 53,532	
State and municipal obligations, at market value	283,101	
Corporate bonds and other securities, at market value	392,069	
Non-marketable securities, at fair value	8,254	
		736,956
Rebate Receivable		1,241,000
Representative Loans		136,342
Fixed Assets, at cost, net of accumulated depreciation and amortization of $2,963,955		142,498
Due from Parent Company		2,017,721
Deferred Tax Assets		2,165,805
Other Assets		853,037
TOTAL ASSETS		$ 13,331,059

The accompanying notes are an integral part of this financial statement.

KIRLIN SECURITIES, INC.
(A Wholly-Owned Subsidiary of Kirlin Holding Corp.)

STATEMENT OF FINANCIAL CONDITION, Continued

December 31, 2003

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Securities sold, not yet purchased, at market value	$ 123,972	
Accrued compensation payable	1,839,942	
Accounts payable and accrued expenses	3,650,409	
TOTAL LIABILITIES		$ 5,614,323
SUBORDINATED BORROWINGS		2,062,500
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, par value $.001; 100 shares authorized; 10 shares issued and outstanding	--	
Additional paid-in capital	10,009,243	
Accumulated deficit	(4,355,007)	
TOTAL STOCKHOLDER'S EQUITY		5,654,236
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 13,331,059

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Organization and Nature of Operations

Kirlin Securities, Inc. (the "Company") is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a wholly-owned subsidiary of Kirlin Holding Corp. ("KHC" or the "Parent"), a U.S. public corporation.

The Company is a full-service, retail-oriented brokerage firm, specializing in the trading and sale of both equity and fixed income securities, including mutual funds to customers, as well as, proprietary trading for its own account. The Company also offers a managed assets portfolio program to manage the financial assets of its clients. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, the Company is exempt from rule 15c3-3 of the Securities and Exchange Act of 1934. The Company has offices in New York, New Jersey, and California.

NOTE 2 - Summary of Significant Accounting Policies

Securities Transactions

Securities transactions are recorded on a trade date basis.

Substantially all of the Company's financial instruments are carried at market value with the exception of non-marketable securities, which are valued at fair value as determined by management.

Use of Estimates in the Financial Statement

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fixed Assets

Fixed assets are recorded at cost. Furniture and fixtures and office equipment are depreciated on a straight-line basis over the economic useful lives of assets, which range from three to five years. Leasehold improvements are amortized over the lesser of their economic useful lives or the expected term of the related lease.

NOTE 2 - Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk

The Company is engaged in trading and a broad range of securities brokerage and investment services to a primarily retail clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, and can include banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses one clearing broker for substantially all of their business. The Company permits the clearing firms to extend credit to their clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by their customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of their customers and each counterparty. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing broker when such amounts become determinable. At December 31, 2003, there are no amounts due from customers included in the accompanying statement of financial condition.

The Company's activities can include the purchase and sale of stock options and warrants. Stock options and warrants give the buyer the right to purchase or sell securities at a specific price until a specified expiration date. These financial instruments are used to conduct trading activities and manage market risk.

The Company may receive warrants as part of its underwriting activities for initial public offerings. Such transactions may result in credit exposure in the event the counter-party to the transaction is unable to fulfill its contractual obligations. Substantially all of the stock options and warrants are traded on national exchanges, which can be subject to market risk in the form of price fluctuations.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at December 31, 2003, at the market values of the related securities and will incur a loss if the market value of these securities increases subsequent to December 31, 2003.

The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution except for two accounts which are insured up to $1,000,000. At times, such amounts may exceed the FDIC limits. At December 31, 2003, the Company had balances in excess of the FDIC limits.

NOTE 2 - Summary of Significant Accounting Policies, continued

Income Taxes
The Company reports its income for federal tax purposes on a consolidated basis with KHC; however, the Company's federal income tax has been calculated on a separate return basis for these financial statements. Federal income taxes payable are payable to the Parent. The Company files separate state and local income tax returns. The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is recorded when it is more likely than not that some or the entire deferred tax amount will not be realized.

Representative Loans
The Company loans money to certain registered representatives as an incentive for their affiliation with the Company. The registered representatives sign an employment agreement and promissory note with the Company for a specified term.

NOTE 3 - Due from Clearing Brokers

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in this financial statement, to its clearing brokers, which maintain the customers' accounts and clear such transactions. Additionally, these clearing brokers provide the clearing and depository operations for the Company's proprietary securities transactions.

As of December 31, 2003, there were no material unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

At December 31, 2003, substantially all of the securities owned and securities sold, not yet purchased, and the amount due from the clearing brokers reflected in the statement of financial condition are security positions with and amounts due primarily from one clearing broker.

NOTE 4 - Securities Owned and Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, consist of the following:

State and municipal obligations	$ 64,628
Corporate bonds and other securities	59,344
	$123,972

NOTE 4 - Securities Owned and Securities Sold, Not Yet Purchased, continued

Securities owned and securities sold, not yet purchased, are stated at quoted market values.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risk, as the Company's ultimate obligation may exceed the amount recognized in the financial statement.

Non-marketable securities represent investments in restricted shares in public companies and shares in privately held companies not readily marketable, which have been valued at fair value as determined by management.

NOTE 5 - Clearing Agreement and Rebate Receivable

The Company has a clearing agreement with a clearing broker, under which clearing and other related services are provided to the Company. As provided in the clearing agreement, the clearing broker will rebate in amounts and at dates specified in the agreement, 50% of the clearing fees and other items (as defined) up to a maximum of $2,500,000. During the year ended December 31, 2003, the Company received cash from their clearing broker in the amount of $437,500, which was used by the Company to pay off $437,500 of the subordinated borrowings (see Note 11). The remaining rebate will be paid by the clearing broker in the amount of $62,500 at the end of each remaining calendar quarter through March 31, 2005, at which time the remaining balance will be payable. As of December 31, 2003, the total rebate earned by the Company but not yet received amounted to $1,241,000.

NOTE 6 - Fixed Assets

Fixed assets at December 31, 2003 consist of the following:

	Amount
Furniture and fixtures	$ 534,046
Office equipment	2,099,290
Leasehold improvements	473,117
	3,106,453
Less: accumulated depreciation and amortization	(2,963,955)
	$ 142,498

NOTE 7 - Due from Parent

Due from Parent represents advances to the Parent in exchange for the Parent's issuance to the Company's employees of KHC stock under KHC's two stock plans. The KHC stock is issued by KHC to the Company on a quarterly basis and is restricted and cliff vests three years from the date of grant. Any employee who terminates their employment prior to the stock vesting, forfeit their rights to receive the stock. The amount due from Parent was reduced by federal income taxes payable of the Company, which are to be paid by the Parent. The amount due from Parent is non-interest bearing and has no specified due date.

NOTE 8 - Income Taxes

The deferred tax assets at December 31, 2003 result from the following:

	Amount
Net operating loss carryforwards	$ 246,841
Unrealized depreciation on non-marketable securities	106,544
Allowance for doubtful accounts on representative loans	433,718
Depreciation and amortization	221,751
Accrued compensation payable	839,462
Accrued expenses	855,229
	2,703,545
Less valuation allowance	(537,740)
Deferred tax assets, net	$2,165,805

During the year ended December 31, 2003, the Company has recorded deferred tax assets of $2,165,805, as described above. In recognition of the uncertainty regarding the ultimate amount of future income tax benefits to be derived from these deferred tax items, the Company has recorded a valuation allowance of approximately $538,000 at December 31, 2003. A reduction in the valuation allowance of approximately $2,439,000 has been recorded during the year ended December 31, 2003 because it is more likely than not that a significant portion of the deferred tax assets will be realized.

The Company's has various state net operating loss carryforwards of approximately $3,526,000. These net operating loss carryforwards are available to offset future state taxable income through 2022.

NOTE 9 - Commitments

Leases

The Company leases office space at several locations under non-cancelable leases expiring at various times through October 31, 2007. Several leases contain provisions for escalations based on increases in certain costs incurred by the lessor.

The minimum annual rental payments for these leases are as follows:

For the Year Ending December 31,	Amount
2004	$ 910,234
2005	335,592
2006	93,492
2007	80,483
Total	$1,419,801

During the year ended December 31, 2003, the Company vacated its rental leases in New York City and Florida. As these leases were non-cancelable, the Company is required to pay the remaining balances on these lease commitments. As a result of the Company vacating the New York City lease, the Company has recorded approximately $108,000 in accounts payable and accrued expenses in the accompanying statement of financial condition, which represents the difference between the Company's remaining obligations to the lessor after taking into account, the sub-lease payments as defined below. The Company has recorded approximately $542,000 in accounts payable and accrued expenses in the accompanying statement of financial condition related to the Company vacating its Florida lease.

During the year ended December 31, 2003, the Company entered into a non-cancelable sub-lease of its former New York City office space to a third party which expires on October 30, 2005.

Letter of Credit

Other assets include a certificate of deposit, which is collateralizing a letter of credit for the benefit of a landlord, in the amount of $100,000. At December 31, 2003, there were no amounts drawn down on this letter of credit.

Employment Contracts

As of December 31, 2003, the Company has employment agreements with certain executives through August 2008. The agreements provide for base salaries, discretionary bonuses, and allowances.

NOTE 9 - Commitments, continued

Employment Contracts, continued
The minimum annual payments are as follows:

For the Year Ending December 31,	Amount
2004	$ 755,000
2005	755,000
2006	755,000
2007	755,000
2008	503,333
Total	$3,523,333

Retirement and Savings Plan
The Company sponsors a retirement and savings plan for all full-time employees over the age of 20.5 pursuant to Section 401(k) of the Internal Revenue Code. Employees become eligible to contribute to the plan after 3 months of employment. Under the plan, eligible employees may contribute up to 15% of their pre-tax compensation (up to the legal limit).

NOTE 10 - Contingencies

In the normal course of the Company's business, the Company from time to time is involved in claims, lawsuits and arbitrations brought by its customers and former employees. It is the opinion of management, based upon its evaluation of each of these matters and the reserves established by the Company, that the resolution of all claims presently pending will not have a material adverse effect on the financial condition of the Company.

NASD Settlement
In March 2003, the NASD Department of Enforcement commenced a disciplinary proceeding against the Company and two of its officers or employees, including the Co-Chief Executive Officer of the Company, related to sales of certain fixed income securities to clients of the Company from November 1995 to late 1999. Certain of these securities were issued in $250,000 denominations. The NASD alleged that the Company violated provisions of the NASD Conduct Rules and/or federal securities laws related to the following (all of which activity occurred prior to December 1999): (i) sales of unregistered securities stemming from the sale of these securities in smaller denominations; (ii) placement of false and misleading advertising relating to these securities; (iii) charging markups on the sale of the securities in excess of NASD policy allegedly in the amount of approximately $1,420,000 and in violation of the federal securities laws allegedly in the

NOTE 10 - Contingencies, continued

NASD Settlement, continued
amount of approximately $44,000; (iv) failure to maintain inventory sheets as distributed to certain employees in connection with the sale of the securities; and (v) failure to establish and enforce supervisory procedures to assure compliance with federal laws and NASD Rules to prevent the aforementioned alleged violations. The NASD Complaint seeks the imposition of sanctions, restitution and costs. As discussed below, the Company has reached an agreement in principle with the NASD Department of Enforcement concerning the resolution of this disciplinary proceeding and other regulatory or enforcement matters involving the Company. The proposed settlement is pending final regulatory approval. If the settlement is not consummated, the Company and its Co-Chief Executive Officer intend to contest vigorously all claims asserted by the NASD Department of Enforcement in this proceeding.

In July 2003, the NASD Department of Enforcement commenced a disciplinary proceeding against the Company and three of its former registered representatives alleging violations of the NASD Conduct Rules in connection with certain purchases or sales of equity securities by customers of the Company in 1999 and 2000. In particular, the NASD staff contends that the transaction charges imposed on a small percentage of the transactions emanating from a single branch office of the Company during this period were excessive or unreasonable in light of the circumstances surrounding those trades, in violation of NASD rules. The NASD staff also contends that the Company and a former branch manager failed to supervise reasonably certain registered representatives regarding these transactions and did not maintain or enforce supervisory procedures reasonably designed to ensure compliance with applicable rules. The NASD Complaint seeks the imposition of sanctions, including disgorgement, and costs. As discussed below, the Company has reached an agreement in principle with the NASD Department of Enforcement concerning the resolution of this disciplinary proceeding and other regulatory or enforcement matters involving the Company. The proposed settlement is pending final regulatory approval. If the settlement is not consummated, the Company and its former personnel intend to contest vigorously all claims asserted by the NASD Department of Enforcement in this proceeding.

Also in July 2003, the NASD staff informed the Company that it had made a preliminary determination to recommend the commencement of a disciplinary proceeding against the Company and four of its present or former employees concerning alleged violations of NASD rules and/or federal securities laws or regulations related to transactions effected during late 1999 in three securities accounts associated with a single customer. The potential allegations include violations of the antifraud provisions of the federal securities laws and NASD Conduct Rules related to: (i) undisclosed markups or markdowns in the amount of approximately $692,000; (ii) the falsification or destruction of certain trade tickets or other records; (iii) false and misleading confirmation statements; (iv) failures to obtain best execution; and (v) numerous trade reporting errors. In addition, the NASD staff has indicated that it may allege that the Company and a former branch manager

NOTE 10 - Contingencies, continued

NASD Settlement, continued
failed to supervise reasonably conduct by a registered representative and a sales supervisor related to these customer accounts and that the Company failed to maintain adequate supervisory procedures. As discussed below, the Company has reached an agreement in principle with the NASD Department of Enforcement concerning the resolution of possible claims against the Company that could result from this contemplated enforcement recommendation, as well as the pending disciplinary proceedings and other regulatory or enforcement matters involving the Company. The proposed settlement is pending final regulatory approval. If the settlement is not consummated, the Company cannot predict with certainty whether the NASD Department of Enforcement will commence a disciplinary proceeding related to these matters, and if so, the precise nature or scope of any such disciplinary proceeding. The Company intends to contest any such charges that ultimately may be brought by the NASD Department of Enforcement with respect to these matters, if the proposed settlement is not finalized.

In January 2004, the Company reached an agreement in principal with the staff of the NASD Department of Enforcement regarding a resolution of the above pending regulatory matters. The terms of the proposed settlement would include: (i) a payment by the Company in the amount of $1,200,000 (which is currently expected to be restitution to customers and therefore currently deductible for income tax purposes); (ii) the retention by the Company of an independent consultant to review and report regarding its compliance and supervisory policies and procedures; (iii) fines paid by or for certain present or former associated persons of the Company in the aggregate amount of approximately $50,000; and (iv) a thirty day supervisory suspension of one of its officers. The proposed settlement is subject to formal regulatory approval by NASD's National Adjudicatory Council ("NAC"). It cannot be stated with reasonable certainty when or if the proposed settlement will be approved by the NAC. If the proposed settlement is not approved, it is anticipated that the subject matters will be re-calendared for hearings later in 2004. Based on the above, the Company has recorded an accrual in the amount of $1,250,000 in the accompanying statement of financial condition.

NOTE 11 - Subordinated Borrowings

Subordinated borrowings represent a subordinated loan arrangement between the Company's main clearing broker, in the original amount of $2,500,000. The agreement is non-interest bearing and calls for principal payments of $250,000 on March 31, 2003 and equal installments of $62,500 at the end of each subsequent calendar quarter through March 31, 2005, on which date the entire unpaid principal balance of $1,812,500 is due. As of December 31, 2003, total payments made by the Company on this loan amount to $437,500 and the remaining unpaid principal balance is $2,062,500.

NOTE 11 - Subordinated Borrowings, continued

This loan has been approved by the NASD for inclusion in computing the Company's net capital pursuant to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule. Under the terms of the subordinated loan agreement, the Lender may withdraw the loan principal either at maturity (March 31, 2005) or six months' after the lender has provided the Company with written notice of its intent to withdraw the loan amount. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

In addition, under the terms of the subordinated loan agreement, the Company is required to maintain net capital at all times through December 31, 2003 in an amount at least equal to the sum of $250,000 plus 100% of the net capital amount the Company is required to maintain in accordance with rule 15c3-1 and thereafter, in an amount at least equal to the sum of the outstanding principal balance of the loan plus 100% of the net capital amount the Company is required to maintain in accordance with rule 15c3-1.

NOTE 12 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital under the aggregate indebtedness method permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater.

At December 31, 2003, the Company had net capital, as defined, of $1,068,602, which exceeded its minimum net capital requirement of $366,206 by $702,396. The Company's ratio of aggregate indebtedness to net capital was 5.14 to 1 at December 31, 2003.

NOTE 13 - Stockholder's Equity

KHC has adopted two stock plans covering 3,100,000 shares of KHC's common stock, pursuant to which officers, directors, key employees and consultants of KHC and the Company are eligible to receive incentive or nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock, stock reload options and other stock-based awards. During 2003 an amendment was made to one of the plans increasing the number of shares of common stock available for issuance under the plan from 1,000,000 shares of common stock to 2,500,000 shares of common stock. At December 31, 2003, options to purchase 431,243 shares of common stock at exercise prices between $1.45 and $48 per share are outstanding to employees of the Company. Such options vest over periods of up to five years and are exercisable at various dates through October 2013.